Exhibit 99.2

                        INTERSHOP COMMUNICATIONS REPORTS
                      FIRST QUARTER 2002 FINANCIAL RESULTS

JENA, GERMANY - APRIL 30, 2002 - INTERSHOP  COMMUNICATIONS AG (NEUER MARKT: ISH,
NASDAQ: ISHP), a leading provider of e-commerce software for enterprises, today announced financial results for the first quarter 2002, ended March 31, 2002. Total first quarter revenue grew to Euro 12.2 million compared with total revenue of Euro 11.7 million in the previous quarter. High-margin license revenue rose by 50% to Euro 6.2 million sequentially, representing 51% of total revenue. Intershop reduced total cost in the first quarter by 30% from Euro 36.7 million to Euro 25.6 million Euros sequentially. Including restructuring charges, Intershop reduced its first quarter 2002 net loss by 43% from Euro 24.7 million or a net loss of Euro 0.28 per share in the fourth quarter, to a net loss of Euro 13.3 million or a net loss of Euro 0.15 per share in the first quarter of 2002.

                          FIRST QUARTER 2002 HIGHLIGHTS
o License revenue growth driven by strong adoption of new Enfinity products, including Procurement and Content Management.
o Excluding restructuring costs (Euro 3.8 million and Euro 1.7 million in the first quarter 2002 and the fourth quarter 2001, respectively) and goodwill amortization charges (Euro 12.4 million in the fourth quarter of 2001), Intershop reduced total cost by 3% quarter on quarter. First quarter restructuring efforts are expected to reduce total cost to approximately Euro 18 million in the second quarter of 2002. With a modest pickup in economic activity and strong focus on increasing license sales, Intershop expects to reach EBITDA breakeven on a quarterly basis in 2002.
o    CEO  Stephan  Schambach  invested  Euro 10  million  in  cash  to  purchase
     Intershop  stock.   Total  liquidity   including  cash,  cash  equivalents,
     marketable securities, and restricted cash at Euro 35.8 million as of March 31, 2002, compared with Euro 36.3 million as of December 31, 2001.
o Blue chip customers including Compaq, Hewlett-Packard, Siemens Business Services, Sonera, Sun Microsystems, Shiseido, Bertelsmann mediaSystems, and the German Ministry of the Interior.

The  full   press   release  to  this  ad  hoc   disclosure   can  be  found  at
WWW.INTERSHOP.COM.


ABOUT INTERSHOP

Intershop Communications AG (Neuer Markt: ISH; Nasdaq: ISHP) is a leading provider of e-commerce solutions for enterprises who want to automate marketing, procurement, and sales using Internet technology. The Intershop Enfinity commerce platform, combined with proven, flexible industry and cross-industry solutions, enables companies to manage multiple business units from a single commerce platform, optimize their business relationships, improve business efficiencies and cut costs to increase profit margins. By streamlining business processes, companies get higher return on investment (ROI) at a lower total cost of ownership (TCO), increasing the lifetime value of customers and partners. Intershop has more than 2,000 customers worldwide in retail, high-tech and manufacturing, media, telecommunications and financial services. Customers including Bertelsmann, Motorola, Sonera, Ericsson, Otto and Bosch have selected Intershop's Enfinity as the foundation for their global e-commerce strategy. More information about Intershop can be found on the Web at http://www.intershop.com.

INVESTOR RELATIONS:                         PRESS:
Klaus F. Gruendel                           Heiner Schaumann
T: +49-40-23709-128                         T: +49-3641-50-1000
F: +49-40-23709-111                         F: +49-3641-50-1002
K.GRUENDEL@INTERSHOP.COM                    H.SCHAUMANN@INTERSHOP.COM


THIS NEWS RELEASE MAY CONTAIN FORWARD-LOOKING STATEMENTS REGARDING FUTURE EVENTS OR THE FUTURE FINANCIAL AND OPERATIONAL PERFORMANCE OF INTERSHOP. ACTUAL EVENTS OR PERFORMANCE MAY DIFFER MATERIALLY FROM THOSE CONTAINED OR IMPLIED IN SUCH FORWARD-LOOKING STATEMENTS. RISKS AND UNCERTAINTIES THAT COULD LEAD TO SUCH DIFFERENCE COULD INCLUDE, AMONG OTHER THINGS: INTERSHOP'S LIMITED OPERATING HISTORY, THE UNPREDICTABILITY OF FUTURE REVENUES AND EXPENSES AND POTENTIAL FLUCTUATIONS IN REVENUES AND OPERATING RESULTS, CONSUMER TRENDS, THE LEVEL OF COMPETITION, SEASONALITY, THE TIMING AND SUCCESS OF INTERNATIONAL EXPANSION EFFORTS, RISKS RELATED TO ELECTRONIC SECURITY, POSSIBLE GOVERNMENTAL REGULATION, AND THE ABILITY TO MANAGE A RAPIDLY GROWING BUSINESS. ADDITIONAL INFORMATION REGARDING FACTORS THAT POTENTIALLY COULD AFFECT INTERSHOP'S BUSINESS, FINANCIAL CONDITION AND OPERATING RESULTS IS INCLUDED IN INTERSHOP'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING THAT IN THE COMPANY'S FORM 20-F DATED JULY 2, 2001.